Exhibit 99.1

 Allot Communications Announces
Third Quarter 2016 Financial Results

Hod Hasharon, Israel – November 1, 2016 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of security and monetization solutions that enables service providers to protect and personalize the digital experience, today announced its third quarter 2016 financial results.

 Q3 2016 – Highlights

•	Revenues were $21M;

•	GAAP gross margin was 67%, Non-GAAP gross margin was 70%;

•	GAAP operating loss of $3.2M, Non-GAAP operating loss of $0.3M;

•	Re-organization has lowered ongoing operating expenses to between $15-15.5M per quarter; and

•	Book-to-bill below one; Revenue guidance updated, expecting $87-90M for 2016.

Q3 2016 Financial results

On a GAAP basis, total revenues for the third quarter of 2016 were $21.0 million compared to $23.0 million of revenue reported for the second quarter of 2016 and $23.5 million of revenue reported for the third quarter of 2015. Net loss for the third quarter of 2016 was $3.4 million, or $0.10 per basic and diluted share. This compares with a net loss of $1.2 million, or $0.04 per basic and diluted share, in the second quarter of 2016 and a net loss of $3.4 million, or $0.10 per basic and diluted share, in the third quarter of 2015.

On a non-GAAP basis, total revenues for the third quarter of 2016 were $21.0 million compared to $23.0 million of revenue reported for the second quarter of 2016 and $23.5 million of revenue reported for the third quarter of 2015. On a non-GAAP basis, net loss for the third quarter of 2016 was $0.5 million, or $0.01 per basic and diluted share. This compares with non-GAAP net profit of $0.4 million, or $0.01 per basic and diluted share, in the second quarter of 2016 and non-GAAP net loss of $0.7 million, or $0.02 per basic and diluted share, in the third quarter of 2015.

Net cash and cash equivalents as of September 30, 2016 totaled $110.9 million. The Company recorded negative operating cash flow of $5.0 million during the quarter.

Management Comment

Andrei Elefant, President & CEO of Allot Communications, commented, "Our core markets remain tough and 2016 continues to be a slower year than we had originally expected.  Our orders to-date have been of a smaller scale and more diversified than we saw in past years. In light of our weaker traditional end-markets, we continue to evolve our strategy towards new growth markets, shifting towards sales of security and monetization solutions. At the same time, we took steps to lower our cost base and we expect that it will enable us to return to profitability in the coming quarters, particularly as we transition to security and monetization solutions.”

“From a strategic standpoint, the third quarter showed a number of important developments, demonstrating that our strategy is on track,” continued Mr. Elefant. "We have since launched our Secure Service Gateway. This solution which is focused on web and network security, delivers integrated network visibility, security and control for enterprises in a single, scalable appliance, and we are already beginning to see initial traction for this product. Furthermore, our project with a major European operator continues to gain more subscribers signing on to their mobile security solution, provided by Allot. According to the customer, in the first nine months of 2016 the service blocked 50,000 ransomware attacks to four million subscribers who use the service. Our strategic collaboration with Intel Security, developing the McAfee Unified Security, Powered by Allot solution for consumer and small business markets, is on track and we are progressing as planned. We look forward to maximizing the potential of our relationship in future quarters. Our overall strategic progress as we move through the end of 2016 validates the significant value that we hope to bring as a player in the security as a service domain in 2017 and beyond.”

2016 Outlook

The Company has updated its 2016 guidance. Revenues are expected in the range of $87-$90 million for the full year of 2016, both on a GAAP and non-GAAP basis.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss third quarter 2016 earnings results today, November 1, 2016 at 8:30 AM ET, 2:30 p.m. Israel time. To access the conference call, please dial one of the following numbers:

US: +1-646-254-3367, UK: +44(0)20-3427-1909, Israel: +972-3-721-9510, participant code 1920290.

A recording of the conference call will be available from 12:00PM ET on November 1st, 2016 for 30 days. To access the recording, please dial: +1-347-366-9565; UK: +44(0)20-3427-0598, access code: 1920290.

A live webcast of the conference call can be accessed on the Allot Communications website at: http://www.allot.com.

The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues	$20,985	$23,461	$66,882	$74,585
Cost of revenues	6,880	6,042	20,547	20,242

Gross profit	14,105	17,419	46,335	54,343

Operating expenses:
Research and development costs, net	5,942	6,446	18,760	19,946
Sales and marketing	8,697	10,532	27,814	33,176
General and administrative	2,635	2,867	7,902	9,492
Total operating expenses	17,274	19,845	54,476	62,614
Operating loss	(3,169)	(2,426)	(8,141)	(8,271)
Financial and other income (loss), net	309	(910)	637	(816)
Loss before income tax expenses	(2,860)	(3,336)	(7,504)	(9,087)

Tax expenses	561	67	1,431	374
Net loss	(3,421)	(3,403)	(8,935)	(9,461)

Basic net loss per share	$(0.10)	$(0.10)	$(0.27)	$(0.28)

Diluted net loss per share	$(0.10)	$(0.10)	$(0.27)	$(0.28)

Weighted average number of shares
used in computing basic net
loss per share	33,012,229	33,512,755	33,241,185	33,443,418

Weighted average number of shares
used in computing diluted net
loss per share	33,012,229	33,512,755	33,241,185	33,443,418

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

GAAP Revenues	$20,985	$23,461	$66,882	$74,585
Fair value adjustment for acquired deferred revenues write down	33	11	134	33
Non-GAAP Revenues	$21,018	$23,472	$67,016	$74,618

GAAP cost of revenue	$6,880	$6,042	$20,547	$20,242
Share-based compensation (1)	(62)	(80)	(236)	(245)
Amortization of intangible assets (2)	(326)	(620)	(807)	(1,701)
Restructuring expenses (4)	(127)	-	(127)	-
Non-GAAP cost of revenue	$6,365	$5,342	$19,377	$18,296

GAAP gross profit	$14,105	$17,419	$46,335	$54,343
Gross profit adjustments	548	711	1,304	1,979
Non-GAAP gross profit	$14,653	$18,130	$47,639	$56,322

GAAP operating expenses	$17,274	$19,845	$54,476	$62,614
Share-based compensation (1)	(1,015)	(1,674)	(3,820)	(5,302)
Amortization of intangible assets (2)	(133)	(158)	(403)	(374)
Expenses related to M&A activities (3)	-	(101)	-	(678)
Restructuring expenses (4)	(1,163)	-	(1,163)	-
Non-GAAP operating expenses	$14,963	$17,912	$49,090	$56,260

GAAP financial and other income (loss)	$309	$(910)	$637	$(816)
Expenses related to M&A activities (3)	26	18	169	282
Non-GAAP Financial and other income (loss)	$335	$(892)	$806	$(534)

GAAP taxes on income	$561	$67	$1,431	$374
Tax expenses (in respect of net deferred tax asset recorded)	(62)	-	(194)	-
Non-GAAP taxes on income	$499	$67	$1,237	$374

GAAP Net Loss	$(3,421)	$(3,403)	$(8,935)	$(9,461)
Share-based compensation (1)	1,077	1,754	4,056	5,547
Amortization of intangible assets (2)	459	778	1,210	2,075
Expenses related to M&A activities (3)	26	119	169	960
Restructuring expenses (4)	1,290	-	1,290	-
Fair value adjustment for acquired deferred revenues write down	33	11	134	33
Tax expenses (in respect of net deferred tax asset recorded)	62	-	194	-
Non-GAAP Net Loss	$(474)	$(741)	$(1,882)	$(846)

GAAP Loss per share (diluted)	$(0.10)	$(0.10)	$(0.27)	$(0.28)
Share-based compensation	0.03	0.05	0.12	0.16
Amortization of intangible assets	0.02	0.03	0.03	0.06
Expenses related to M&A activities	0.00	-	0.01	0.03
Restructuring expenses	0.04	-	0.04	-
Fair value adjustment for acquired deferred revenues write down	0.00	-	0.00	-
Tax expenses (in respect of net deferred tax asset recorded)	0.00	-	0.01	-
Non-GAAP Net Loss per share (diluted)	$(0.01)	$(0.02)	$(0.06)	$(0.03)

Weighted average number of shares
used in computing GAAP diluted net
loss per share	33,012,229	33,512,755	33,241,185	33,443,418

Weighted average number of shares
used in computing non-GAAP diluted net
loss per share	33,012,229	33,512,755	33,241,185	33,443,418

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

(1) Share-based compensation (*):
Cost of revenues	$62	$80	$236	$245
Research and development costs, net	273	426	978	1,271
Sales and marketing	333	680	1,422	2,172
General and administrative	409	568	1,420	1,859
	$1,077	$1,754	$4,056	$5,547

(2) Amortization of intangible assets
Cost of revenues	$326	$620	$807	$1,701
Sales and marketing	133	158	403	374
	$459	$778	$1,210	$2,075

(3) Expenses related to M&A activities
General and administrative	$-	$101	$-	$452
Research and development costs, net	-	-	-	45
Sales and marketing	-	-	-	181
Finanacial expenses	26	18	169	282
	$26	$119	$169	$960

(4) Restructuring expenses
Cost of revenues	$127	$-	$127	$-
Research and development costs, net	370	-	370	-
Sales and marketing	720	-	720	-
General and administrative	73	-	73	-
	$1,290	$-	$1,290	$-

(*) Excluding share-based compensation related to the restructuring plan, which was already included under restructuring expenses.

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,685	$15,470
Short term deposits	27,319	42,700
Restricted cash	-	203
Marketable securities	63,853	64,921
Trade receivables, net	26,953	23,874
Other receivables and prepaid expenses	4,210	4,513
Inventories	8,645	10,169
Total current assets	150,665	161,850

LONG-TERM ASSETS:
Severance pay fund	249	282
Deferred taxes	316	501
Other assets	1,965	2,712
Total long-term assets	2,530	3,495

PROPERTY AND EQUIPMENT, NET	4,588	5,189
GOODWILL AND INTANGIBLE ASSETS, NET	36,471	37,681

Total assets	$194,254	$208,215

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,973	$7,107
Deferred revenues	13,082	14,066
Other payables and accrued expenses	12,571	13,921
Total current liabilities	28,626	35,094

LONG-TERM LIABILITIES:
Deferred revenues	4,312	4,912
Accrued severance pay	593	651
Other long term liabilities	4,316	4,153
Total long-term liabilities	9,221	9,716

SHAREHOLDERS' EQUITY	156,407	163,405

Total liabilities and shareholders' equity	$194,254	$208,215

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net loss	$(3,421)	$(3,403)	$(8,935)	$(9,461)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	570	725	1,765	2,121
Stock-based compensation related to options granted to employees	1,197	1,770	4,176	5,542
Amortization of intangible assets	459	778	1,210	2,075
Capital loss	-	123	20	138
Decrease (Increase) in accrued severance pay, net	(52)	99	(25)	152
Decrease (Increase) in other assets	375	334	747	(32)
Decease in accrued interest and amortization of premium on marketable securities	283	240	1,023	713
Increase (Decrease) in trade receivables	(3,621)	2,150	(3,079)	25
Decrease (Increase) in other receivables and prepaid expenses	251	845	493	(531)
Decrease (Increase) in inventories	1,663	(1,705)	1,524	60
Decrease (Increase) in long-term deferred taxes, net	62	-	185	(140)
Increase (Decrease) in trade payables	(1,229)	(551)	(4,134)	686
Decrease in employees and payroll accruals	(13)	(769)	(610)	(918)
Increase (Decrease) in deferred revenues	(1,520)	1,265	(1,584)	1,648
Increase (Decrease) in other payables and accrued expenses	(34)	1,006	(438)	571

Net cash provided by (used in) operating activities	(5,030)	2,907	(7,662)	2,649

Cash flows from investing activities:

Decrease in restricted deposit	203	-	203	-
Redemption of short-term deposits	5,648	-	15,381	38,000
Investment in short-term deposit	-	(15,750)	-	(15,750)
Purchase of property and equipment	(448)	(522)	(1,184)	(1,606)
Investment in marketable securities	(4,117)	(2,537)	(21,097)	(20,812)
Proceeds from redemption or sale of marketable securities	3,215	4,792	21,805	16,399
Acquisitions	-	-	-	(10,052)

Net cash provided by (used in) investing activities	4,501	(14,017)	15,108	6,179

Cash flows from financing activities:

Exercise of employee stock options	69	4	95	104
Purchase of treasury stocks	-	-	(3,326)	-

Net cash provided by (used in) financing activities	69	4	(3,231)	104

Increase (Decrease) in cash and cash equivalents	(460)	(11,106)	4,215	8,932
Cash and cash equivalents at the beginning of the period	20,145	39,218	15,470	19,180

Cash and cash equivalents at the end of the period	$19,685	$28,112	$19,685	$28,112